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Conectiv Bethlehem Inc. Balance Sheet (Dollars in Thousands) Unaudited
Actual March 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	*
Taxes receivable	*
Other	*
*
Funds Held by Trustee	*
Property, Plant and Equipment	*
Property, plant and equipment	*
Less accumulated depreciation	*
Construction work-in-progress	*
*
Deferred Charges and Other Assets	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY
Current Liabilities
Short-term debt	*
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Other	*
*
Note Payable to Conectiv Energy Holding
Deferred Credits
Deferred income taxes	*
Derivative instruments	*
*
Capitalization
Common stock	*
Additional paid-in capital	*
Other comprehensive loss	*
Retained deficit	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.